Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2009	Year ended December 31,
		2008	2007	2006	2005	2004
	(in millions)
Fixed charges:
Interest	£331.2	£499.4	£514.1	£457.5	£235.8	£271.0
Interest portion of rental expense	18.9	15.2	20.3	17.4	14.2	14.9
Fixed Charges	£350.1	£514.6	£534.4	£474.9	£250.0	£285.9

Earnings:
Loss from continuing operations	£(247.4)	£(848.9)	£(461.1)	£(520.6)	£(221.9)	£(504.4)
Fixed charges	350.1	514.6	534.4	474.9	250.0	285.9
Less: capitalized interest	—	—	—	—	—	—
(Deficit) earnings	£102.7	£(334.3)	£73.3	£(45.7)	£28.1	£(218.5)

Deficiency(1)	£(247.4)	£(848.9)	£(461.1)	£(520.6)	£(221.9)	£(504.4)

(1)                                  Earnings for each of the periods shown were inadequate to cover fixed charges by the amounts indicated in this row.